

October 13, 2011

Via E-mail

Mr. Philip Cook
Senior Vice President – Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

      Re: Quicksilver Resources Inc.
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed March 14, 2011
            File No. 1-14837

Dear Mr. Cook:

We have reviewed your filings and letter dated August 1, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 21

1.   We note your response to comments one and two in our letter dated July 18, 2011. We further note your disclosure at page 23 under "—Our business involves many hazards and operational risks…" and at page 26 under "—Our activities are regulated by complex laws and regulations…" and "—We are subject to environmental laws, regulations and permits…." Specifically, we note that your risk factors do not disclose any specific risks

associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. In light of the information you have provided in response to comment two regarding your procedures and historical experience with your hydraulic fracturing operations, please advise whether you believe your current risk factor disclosure addresses all your material risk or whether there are additional material operational and financial risks stemming from your operations that require disclosure hereunder.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee, Staff Attorney, at (202) 551-3340 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director